Mail Stop 6010

November 7, 2007

Mr. Ross A. Goolsby
Chief Financial Officer
Healthtronics, Inc.
1301 Capitol of Texas Highway
Suite B-200
Austin, Texas 78746

      Re: **Healthtronics, Inc.**
               Form 10-K for the year ended December 31, 2006
               Filed March 15, 2007
               File No. 000-30406

Dear Mr. Goolsby:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements, page A-1

Consolidated Statements of Income, page A-4

1.   We note that you stated each class of revenue that is more than 10% of the sum of all classes of revenues, which appears to be consistent with Rule 5-03(b)(1) of Regulation S-X. Please note that the costs and expenses applicable to each class of revenue such as cost of tangible good sold, cost of services and expenses applicable to other revenues should be stated separately if each class of revenue is stated separately. Please revise future filings to comply with Rule 5-03(b)(2) of Regulation S-X.

2.   In this regard, we also note that you presented expenses by nature and not function. Please note that Rule 5-03 states the line items, if applicable, that should appear on the face of the income statement. Please revise future filings to present the expenses by function, or tell us in detail why you believe the current presentation is appropriate under U.S. GAAP.

Note B. Summary of Significant Accounting Policies, page A-11

Goodwill and Other Intangible Assets, page A-12

3.   We note that your goodwill represents approximately 66% of your total assets as of December 31, 2006. Given the significance of this account, please tell us and disclose in future filings your accounting policy with respect to the testing of goodwill for impairment. For example, it is not clear from your disclosure whether and how you perform the two-step method testing in SFAS 142. Refer to paragraphs 19-22 of SFAS 142.

4.   Also in this regard, we note from the disclosure elsewhere in the filing that you have a significant amount of minority interest. Please explain to us how you considered paragraph 38 of SFAS 142 in your goodwill impairment analysis.

5.   Please tell us whether you consider the company's market capitalization as an indicator of impairment under paragraph 28 of SFAS 142 and why.

Note C. Goodwill and Other Intangible Assets, page A-17

6.   We note that you recorded impairment to your goodwill in the fourth quarter of
2006 of $20.6 million. Due to the significance of the goodwill impairment, please
tell us and disclose in future filings a sufficiently detailed description of the facts
and circumstances leading to the impairment, consistent with paragraph 47(a) of
SFAS 142 and the method of determining the fair value including any significant
assumptions, consistent with paragraph 47(b) of SFAS 142.

7.   Further, please consider the extent to which you should expand the disclosure in
your critical accounting policies and estimates in your management discussion
and analysis in future filings to address the estimate involved in the impairment
loss.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities and Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   The company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   Staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   The company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant